Prenetics’ IM8 CEO and CFO Purchase $1.0 Million of Shares in the Open Market Following Second Quarter Results

Cumulative Personal Investment by Leadership Since November 2025 Reaches Approximately $3.75 Million

NEW YORK, N.Y. – Aug. 26, 2026 (GLOBE NEWSWIRE) – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health company and parent of the AI-native direct-to-consumer wellness brand IM8, co-founded by David Beckham, today announced that Danny Yeung, Chief Executive Officer, and Brian Rosin, Chief Financial Officer, completed open market purchases of the Company’s ordinary shares during the period between August 20 and August 25, 2026, within the Company’s open trading window following the release of second quarter 2026 financial results.

The two executives acquired $1.0 million of shares. Combined with approximately $1.45 million of purchases in November 2025 and approximately $1.30 million in February 2026, Prenetics leadership has now personally invested approximately $3.75 million in Company shares since November 2025, and has not sold any shares over that period.

Individual Transaction Details

Danny Yeung, Chief Executive Officer

Purchased 24,681 shares for approximately $502,000, at an average price of roughly $20.34 per share, across purchases on August 20 and August 24, 2026. This brings his cumulative personal investment to approximately $1.75 million since November 2025, following approximately $502,000 in November 2025 and approximately $750,000 in February 2026.

Brian Rosin, Chief Financial Officer

Purchased 23,100 shares for approximately $498,000, at an average price of roughly $21.54 per share, across purchases on August 24 and August 25, 2026 — his first open market purchase since joining the Company in May 2026.

Purchases Follow Second Quarter Results

On August 18, 2026, Prenetics reported total second quarter revenue of $46.5 million, up approximately 288% year over year, with IM8 revenue of $45.0 million, up approximately 359% year over year — the brand’s sixth consecutive record quarter. IM8 delivered $20.9 million of revenue in July, with an annualized revenue run-rate of approximately $251 million, and the Company recorded its first month of positive consolidated Adjusted Free Cash Flow. Prenetics raised full year 2026 revenue guidance to $220 million to 230 million and introduced full year 2027 revenue guidance of more than $400 million.

Management Commentary

Danny Yeung, Chief Executive Officer of Prenetics, stated: “This is my third open market purchase since November, and the reason has not changed — the business has only gotten stronger. The clearest validation came in July, when General Catalyst's Customer Value Fund committed $1 billion of growth financing to IM8. We turned consolidated Adjusted Free Cash Flow positive in July, raised our FY 2026 revenue guidance, and introduced FY 2027 revenue guidance of more than $400 million, with a strong product pipeline behind it. I would encourage everyone to read our highly detailed shareholder letter and investor presentation we published last week. We are still so early in this journey, and I am backing that view with my own money.”

Brian Rosin, Chief Financial Officer, added: “I have spent my career in consumer health and have seen plenty of good brands, but what drew me to IM8 was a set of special characteristics I had not seen combined anywhere else. Three months inside Prenetics, the detail has only confirmed those traits run deeper than I thought. Capital allocation is the core of my job, and I’m applying that same discipline to my own capital and buying in my first available window.”

About Prenetics

Prenetics Global Limited (NASDAQ: PRE) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, reaching approximately $251 million in annualized run-rate revenue within 20 months of launch, shipping to 46 countries, and delivering well over 200,000 servings daily. IM8’s ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF. Learn more at prenetics.com and im8health.com.

About IM8

IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com. Follow IM8 on Instagram at @im8health for updates.

Investor Relations Contact

investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this press release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations, we may require additional capital to grow our business, which may not be available on terms acceptable to us or at all, the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

Unaudited Non-IFRS Financial Measures

The Company is providing the following non-IFRS measure: Adjusted Free Cash Flow. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results and trends and in facilitating period-to-period comparisons of the Company’s performance. Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility. Other companies, including companies in the same industry, may not use the same non-IFRS measure or may calculate this metric in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of this non-IFRS measure as a comparative measure. Because of these limitations, the Company’s non-IFRS financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS Accounting Standards.